February 7, 2013

Attn: Andrew D. Mew, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           ALCO Stores, Inc.
Form 10-K for the Year Ended January 29, 2012
Filed April 13, 2012
Form 10-Q for the Period Ended October 28, 2012
Filed December 7, 2012
File No. 000-20269

Dear Mr. Mew:

On behalf of ALCO Stores, Inc.  (the "Company"), we are writing to confirm the extension granted  to our response to your letter dated January 25, 2013 (the “Letter”) containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") related to the above-referenced filings. The original due date of the response to the letter was February 8, 2013.

On February 7, 2013, counsel for the Company contacted the Commission and requested a two week extension in order to accurately and completely respond to the Letter. The extension was granted and the response is now due on or before February 22, 2013. The Company is diligently working to complete the response and will file its response to the Letter on or before February 22, 2013.

Sincerely,

/s/ Wayne Peterson
Senior Vice President - Chief Financial Officer
ALCO Stores, Inc.